                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(MARK ONE)

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
          OF 1934 (NO FEE REQUIRED), FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 (NO FEE REQUIRED) FOR THE TRANSITION PERIOD FROM ______________ TO ________________


                         COMMISSION FILE NUMBER 1-11356

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                RADIAN GROUP INC.
                               1601 Market Street
                             Philadelphia, PA 19103

                                RADIAN GROUP INC.
                             SAVINGS INCENTIVE PLAN

                                      INDEX

                                                                                                         Page
                                                                                                         ----
Independent Auditors' Report............................................................................  1

Financial Statements:

   Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000.....................  2

   Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31
   2001 and 2000........................................................................................  3

   Notes to Financial Statements .....................................................................  4-8

Supplemental Schedule Furnished Pursuant to Requirements of the Employee
Retirement Income Security Act of 1974:

     Schedule H, Item 4i: Schedule of Assets Held for Investment Purposes as of
     December 31, 2001..................................................................................  9

Signature..............................................................................................  10

Exhibit Index .........................................................................................  11

Exhibit:

   Independent Auditors' Consent.......................................................................  12

INDEPENDENT AUDITORS' REPORT

To the Savings Incentive Plan Committee and
   Participants of the Radian Group Inc.
   Savings Incentive Plan

Philadelphia, Pennsylvania:

We have audited the accompanying statements of net assets available for benefits of the Radian Group Inc. Savings Incentive Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 19, 2002

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                              2001           2000
                                              ----           ----
ASSETS

  Cash ...............................    $         -    $    13,594

  Investments (at fair value):
     Common Stock Fund - Radian Group Inc.  9,614,314      9,016,346

     Other investments (Note G) ......     16,255,341     13,883,963

     Loans receivable ................        465,172        442,280

  Employer contribution receivable ...      1,126,556      1,180,895
                                          -----------    -----------

                                           27,461,383     24,537,078
LIABILITIES

  Other liabilities - net ...........          29,325         17,946
                                          -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS ....    $27,432,058    $24,519,132
                                          ===========    ===========


                       See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                     2001           2000
                                                                     ----           ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
     Loan interest ...........................................    $    33,760    $     28,423
     Interest and dividends ..................................        156,030       1,254,758
                                                                  -----------    ------------
        Total investment income ..............................        189,790       1,283,181
                                                                  -----------    ------------

  Contributions:
     Participants' ...........................................      2,844,721       2,162,218
     Employer's ..............................................      1,126,556       1,180,895
     Rollover ................................................      1,676,556         279,525
                                                                  -----------    ------------
        Total contributions ..................................      5,647,833       3,622,638
                                                                  -----------    ------------

  Other additions ............................................         12,021          54,537
                                                                  -----------    ------------

     Total additions .........................................      5,849,644       4,960,356
                                                                  -----------    ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Net depreciation (appreciation) in fair value of investments        815,945      (1,200,237)
  Benefits paid to participants ..............................      2,120,773       3,542,082
                                                                  -----------    ------------

     Total deductions ........................................      2,936,718       2,341,845
                                                                  -----------    ------------

NET ADDITIONS ................................................      2,912,926       2,618,511

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING
  OF THE YEAR ................................................     24,519,132      21,900,621
                                                                  -----------    ------------


NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR ...............    $27,432,058    $ 24,519,132
                                                                  ===========    ============


                       See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

A. ACCOUNTING PRINCIPLES

The financial statements of the Radian Group Inc. Savings Incentive Plan (the "Plan") are presented on the accrual basis of accounting. Investments are carried at fair value which is based on quoted market prices. Dividends and interest are recorded when earned. Participant and employer contributions are recorded in the period to which they are applicable. Brokerage commissions, and other expenses incurred in connection with the purchase or sale of securities, and all other costs and expenses of the Plan are charged directly to the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results may differ from those estimates and assumptions.


B. PLAN DESCRIPTION

The following is a brief overview of the Plan. Participants should refer to the Plan documents for a complete description of the Plan.

The Plan became effective on November 6, 1992, concurrent with the initial public offering of CMAC Investment Corporation's ("CMT") common stock. Prior to that date, employees of Commonwealth Mortgage Assurance Company ("CMAC") participated in a similar plan offered by CMAC's former parent. On April 1, 1993, account balances of CMAC employees from the prior plan were transferred to a separate trust which became part of the Plan.

On November 22, 1998, the Board of Directors of CMT and the Board of Directors of Amerin Corporation ("Amerin") each approved an Agreement and Plan of Merger pursuant to which CMT and Amerin merged with CMT surviving. The merger was effective June 9, 1999 after approval by the stockholders of both companies, at which time CMT was renamed Radian Group Inc. ("Radian"). At the same time, CMT's main operating subsidiary, CMAC, was renamed Radian Guaranty Inc. ("Radian Guaranty"). From the date of merger until their termination on September 30, 1999, the remaining Amerin Guaranty Corporation ("Amerin Guaranty") employees continued to contribute to the Amerin 401(k) plan. Any Amerin Guaranty employees that transferred to Radian Guaranty effective with the merger began to contribute to the Plan on June 9, 1999. Subsequent to June 29, 2001, $1.1 million in balances from Amerin Guaranty employees that remained in the Amerin 401(k) plan were converted to the Plan unless a distribution could be made to the employee.

The Plan is a defined contribution plan designed to allow eligible employees of Radian and Radian Guaranty to save for their retirement. Full-time employees, upon completion of 90 days employment, and part-time employees, employed for at least 90 consecutive days, are eligible to join the Plan. Effective January 1, 1994, all participant contributions from 1% to 15% are made on a salary reduction basis.

Additional limitations may be imposed under the Plan on the amount of salary reduction contributions and after-tax savings contributions that may be elected by highly compensated participants in order to comply with certain non-discrimination requirements of the Internal Revenue Code of 1986 (the "Code"). The annual limit on salary reduction contributions by a participant is determined from time to time by the Benefits Administration Committee (the "Committee") (not to exceed the indexed limitations contained in the Code), which were $10,500 for 2001 and 2000. Participant after-tax contributions have not been permitted after January 1, 1994.

C. ADMINISTRATION OF THE PLAN

The Plan is administered by the Committee which has fiduciary responsibility for the general operation of the Plan. Members of the Committee are appointed by the Board of Directors of Radian for indefinite terms and may resign or be removed at any time. Members of the Committee serve without compensation for their service as such, and Radian indemnifies such members to the extent determined by its Board of Directors.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Although Radian expects to continue the Plan, the right to amend or terminate the Plan is reserved. In the event of Plan termination, all benefits become fully vested and nonforfeitable and the net assets of the Plan would be allocated as required by the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

D. MATCHING CONTRIBUTIONS

Radian will make an annual "matching contribution" to a separate "Incentive Account" with respect to the salary reduction contributions of each participant, subject to a limit of five percent of the participant's base salary in any pay period. For every dollar a participant contributes to the Plan (not exceeding a total of five percent of base salary in any pay period) and does not withdraw before the close of the Plan year (calendar year), Radian will make a contribution of at least $0.25.

Matching contributions generally must be made no later than the last date on which amounts so paid may be deducted for Federal income tax purposes. In order to be entitled to the matching contribution for a Plan year, a participant must be employed by Radian on the last working day of the Plan year, be on an authorized leave of absence (provided the participant has not withdrawn his current year contribution) or be entitled to receive a distribution of his account following his retirement, death or disability in the relevant Plan year.

Matching contributions, which may be made with Radian common stock, will be invested in the Common Stock Fund (see Note F) or some other investment or a combination thereof as determined by the Board of Directors of Radian or a committee thereof. Prior to the making of matching contributions for each year, the Board of Directors or committee thereof will make a one-time determination regarding the investment of the Employer matching contributions for such year. All matching contributions for the years ended December 31, 2001 and 2000 were invested in the Common Stock Fund.

After the close of any year, Radian may, in its sole discretion, make a supplemental matching contribution. For every eligible dollar the participants contributed to the Plan during the years ended December 31, 2001 and 2000, Radian made supplemental matching contributions of $0.75 per participant in Radian common stock. For the year ended December 31, 2001, the Company utilized $389,864 of forfeiture assets held in the MFS Money Market Fund at December 31, 2001 to fund a portion of the 2001 Company matching contribution. No forfeiture assets were used for the Company's matching contribution at December 31, 2000.

E. VESTING

The rights of a participant to savings contributions made by the participant and salary reduction contributions made by Radian on the participant's behalf, and any earnings thereon, are at all times fully vested and nonforfeitable. Matching contributions, and any earnings thereon, become vested based on such participant's years of vesting service. A participant earns one year of vesting service for each Plan year in which such participant completes at least 1,000 hours of service.

Participants become vested under the following schedule:

                                                  Vested Percentage
                                                 of the Participant's
      Years of Service                            Incentive Account
      Less than 2                                          0%
      2 but less than 3                                   20%
      3 but less than 4                                   40%
      4 but less than 5                                   60%
      5 but less than 6                                   80%
      6 or more                                          100%

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

F. INVESTMENT OPTIONS

All assets in the Plan other than those in the Common Stock Fund are invested in various funds offered by Massachusetts Financial Services ("MFS"). A description of the investment options available under the Plan is as follows:

            (a) MFS Money Market Fund -- A conservative fund that provides liquidity and a short-term variable interest rate.

            (b) MFS Emerging Growth Fund -- This fund seeks long-term growth of capital primarily through common stocks of small and medium-sized companies (at least 80% under normal circumstances) early in their lifecycle.

            (c) MFS Bond Fund -- The fund's primary investment objective is to provide as high a level of current income as is believed to be consistent with prudent investment risk. The fund's secondary objective is to protect shareholders' capital.

            (d) MFS Total Return Fund-A -- The fund seeks above average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. The fund also seeks long-term growth of capital and income. The portfolio consists of diverse securities and varies the percentage of assets invested in any one type.

            (e) Massachusetts Investors Trust -- This fund invests in stocks that offer both current income and the potential for long-term growth of capital and future income. The portfolio holds primarily quality stocks representing many well-known companies across a wide range of industries.

            (f) Massachusetts Investors Growth Stock Fund -- This fund seeks long-term growth of capital and future income, rather than current income, by investing in common stocks or convertible securities of large companies exhibiting above-average prospects for long-term growth.

            (g) MFS Research Fund -- This fund seeks long-term growth of capital and future income by investing in common stock and convertible securities of large companies that are fairly representative of the overall stock market in both size and price.

            (h) MFS Capital Opportunities Fund -- This fund seeks primarily capital appreciation by investing in common stocks of large companies that are fairly representative of the overall stock market in both size and price.

            (i) MFS Global Equity Fund -- This fund seeks long-term growth of capital by investing in equities issued by both foreign and domestic companies. The portfolio is comprised of approximately one third U.S. assets, one third European assets and 10% Japanese assets, with the remainder divided among developed nations and emerging markets.

            (j) MFS New Discovery Fund -- This fund seeks long-term growth of capital primarily through common stocks of companies with small market capitalizations in emergent industries or early in their growth stages.

            (k) Common Stock Fund -- The assets of the Common Stock Fund, including earnings thereon, are invested in Radian common stock purchased by or contributed by Radian. Radian common stock is purchased at prevailing market prices in the open market, or in privately negotiated transactions. In the normal course of business, such stock is sold only to meet administrative and distribution requirements of the Plan. The value of this fund fluctuates based on the market price of Radian common stock.

The selection of investment options, which may be done in increments of 1% in any one of the above mentioned funds, pursuant to the Plan, with the exception of Employer matching contributions, is the sole responsibility of each participant. Neither the trustee nor the Employer shall have any responsibility to select investment options or to advise participants in selecting their investment options. Subject to applicable provisions of law, each participant assumes all risks connected with any decrease in the market value of any securities in the funds, and such funds shall be the sole source of payments to be made under the Plan.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

G.  OTHER INVESTMENTS

Other investments consist of the following:

                                                  December 31, 2001                   December 31, 2000
                                            -----------------------------       -----------------------------
                                                                 Fair                                Fair
                                               Cost              Value             Cost              Value
                                            -----------       -----------       -----------       -----------
  MFS Money Market Fund .............       $ 2,941,823       $ 2,941,823       $ 1,187,142       $ 1,187,142

  MFS Emerging Growth Fund ..........         2,230,617         3,266,333         2,495,372         4,130,356

  MFS Bond Fund .....................         1,116,709         1,477,599           531,766           896,783

  MFS Total Return Fund-A ...........         2,867,891         2,886,132         2,444,492         2,665,411

  Massachusetts Investors Trust .....         2,100,145         2,530,881         2,322,113         3,199,298

  Massachusetts Investors Growth

       Stock Fund ...................           930,413           734,317           744,181           602,406

  MFS Research Fund .................           301,816           237,456           173,537           140,476

  MFS Capital Opportunities Fund ....         1,377,481         1,183,796           580,348           464,535

  MFS Global Equity Fund ............           366,967           327,768           219,060           194,016

  MFS New Discovery Fund ............           770,553           669,236           510,922           403,540
                                            -----------       -----------       -----------       -----------

Total Other Investments .............       $15,004,415       $16,255,341       $11,208,933       $13,883,963
                                            ===========       ===========       ===========       ===========

H. WITHDRAWALS

Participants are permitted to make withdrawals in accordance with Plan provisions. The minimum withdrawal permitted is the lesser of $500 or the full value of the participant's applicable account.

All amounts attributable to savings contributions must be withdrawn prior to any hardship withdrawal of amounts attributable to matching contributions or salary reduction contributions.

The Plan's hardship withdrawal rules comply with the Code. In order to make a hardship withdrawal, a participant must exhaust the possibility of all other withdrawals (other than hardship withdrawals) under the Plan and all such withdrawals and nontaxable loans available under all other retirement plans maintained by Radian and its affiliates. Earnings credited after 1988 on salary reduction contributions are not available for hardship withdrawals, even if the contributions were made before 1989. Upon receiving a hardship distribution, a participant is generally suspended from making salary reduction contributions and savings contributions to the Plan (and all other deferred compensation plans maintained by Radian and its affiliates) for one year and an additional limitation is imposed on the amount of salary reduction contributions that can be made by the participant for the calendar year following the year of the hardship withdrawal.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

I. LOANS

Participants may borrow from the Plan in an amount up to 50% of their vested balance. The maximum loan amount is $50,000 as set forth by the IRS and Department of Labor regulations. The minimum loan allowed by the Plan is $1,000. Loans are repaid via payroll deductions including interest at the prime rate plus 1% over a maximum five-year period, except loans which are used toward the purchase of a primary residence which can be repaid over a longer time period.

J. FEDERAL TAX CONSIDERATIONS

The IRS determined and informed Radian by a letter dated January 22, 1996, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code. As required under that determination letter, Radian adopted the amended and restated Plan on April 16, 1996, with an effective date of January 1, 1994. The Plan has been amended since receiving the determination letter. A request for an updated determination letter, which considers all amendments through 2002 was filed with the IRS on February 25, 2002. The Committee and the Plan's tax counsel believe that the Plan continues to comply in form and operation with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been made in these financial statements.

K. SCHEDULE OF INVESTMENTS GREATER THAN FIVE PERCENT OF NET ASSETS (AT FAIR
   VALUE)

The following presents investments that represent five percent or more of the Plan's net assets.

                                                 2001               2000
                                                 ----               ----
     MFS Money Market Fund................    $2,941,823         $       -

     MFS Emerging Growth Fund.............     3,266,333         4,130,356

     MFS Bond Fund........................     1,477,599                 -

     MFS Total Return Fund - A............     2,886,132         2,665,411

     Massachusetts Investors Trust........     2,530,881         3,199,298

     Common Stock Fund....................     9,614,314         9,016,346

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN
SCHEDULE H, ITEM 4I: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2001
--------------------------------------------------------------------------------

Identity                                                   Number of                         Current
of Issuer    Description of Investment                      Shares             Cost           Value
---------    -------------------------                      ------             ----           -----
MFS          Money Market Fund                             2,941,823          2,941,823       2,941,823

MFS          Emerging Growth Fund                             98,324          2,230,617       3,266,333

MFS          Bond Fund                                       119,257          1,116,709       1,477,599

MFS          Total Return Fund - A                           199,318          2,867,891       2,886,132

MFS          Massachusetts Investors Trust                   152,647          2,100,145       2,530,881

MFS          Massachusetts Investors Growth Stock Fund        56,968            930,413         734,317

MFS          Research Fund                                    12,631            301,816         237,456

MFS          Capital Opportunities Fund                       88,146          1,377,481       1,183,796

MFS          Global Equity Fund                               17,407            366,967         327,768

MFS          New Discovery Fund                               38,932            770,553         669,236

Radian*      Common Stock Fund                               535,181**        5,622,179       9,614,314

                Loans receivable @ 5.75% to 10.50%                              465,172         465,172
                                                                            -----------     -----------
   TOTAL                                                                    $21,091,766     $26,334,827
                                                                            ===========     ===========


----------
   *Indicates party-in-interest to the Plan.

** Amount represents units based on third party independent report.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Incentive Plan Committee has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                             RADIAN GROUP INC.
                                              SAVINGS INCENTIVE PLAN

Date:  June 28, 2002

                                             By:    /s/ C. Robert Quint
                                                --------------------------------
                                                    C. Robert Quint
                                                    Executive Vice President
                                                    and Chief Financial Officer

                                                    /s/ John J. Calamari
                                                    ----------------------------
                                                    John J. Calamari
                                                    Vice President and
                                                    Corporate Controller

                                  Exhibit Index


Exhibit No.                        Description
23                                 Independent Auditors' Consent